FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item
1	Relevant Information dated November 28, 2019

Item 1

Banco Santander, S.A. (“Santander”), pursuant to the Securities Market Law, hereby announces the following:

INSIDE INFORMATION

The Bank of Spain has formally notified the binding minimum requirement for eligible liabilities and own funds (“MREL”), both total and subordinated, for the resolution group headed by Santander1 (the “Resolution Group”), as determined by the Single Resolution Board (“SRB”). On 1 January 2020, this requirement will replace the one that was applicable previously and that was announced through a material fact on 24 May 2018 (CNMV registration number 266090).

The MREL requirement has been set in terms of the Resolution Group’s total liabilities and own funds (“TLOF”). It consists of a requirement for eligible liabilities as a percentage of TLOF (“Total MREL”) and, within this, a requirement for eligible liabilities with subordination as a percentage of TLOF (“Subordinated MREL”).

For ease of understanding, the table below includes an equivalent percentage in risk-weighted assets and an equivalent amount using data as at 31 December 2017 (the date used by the SRB for calibrating the MREL requirement). It also includes, for comparison purposes, the Total MREL requirement announced in the previous material fact, and the equivalent percentage and amount for this requirement:

	Requirement in terms of total liabilities and own funds	Equivalent percentage in risk-weighted assets at 31/12/17	Equivalent amount (EUR million) at 31/12/17
Total MREL Communicated on 28/11/19	16.81%	28.60%	108,631.80
Subordinated MREL[2] Communicated on 28/11/19	11.48%	19.53%	74,187.57

[1]	The Resolution Group comprises Banco Santander, S.A. and the entities that belong to the same European resolution group, mainly the entities of the sub-group headed by Santander Consumer Finance. S.A.

At 31 December 2017, the Resolution Group had risk-weighted assets amounting to EUR 379,835 million and TLOF amounting to EUR 646,233 million.

[2]

The SRB considers that the subordination requirement can be covered by non-subordinated instruments in an amount equivalent to 2.5% of risk-weighted assets, 1.47% in terms of TLOF, having considered the absence of material adverse impact on resolvability. If this allowance were taken into account, the requirement that would have to be covered by subordinated instruments would be 10.01% in terms of TLOF and 17.03% in terms of RWAs, using data as of December 2017 as a reference.

	Requirement in terms of total liabilities and own funds	Equivalent percentage in risk- weighted assets at 31/12/16	Equivalent amount (EUR million) at 31/12/16
MREL previously announced on 24/05/18	22.90%	24.35%	114,482.84

The variation in the MREL requirement with respect to 2018 is accounted for mainly by two factors: (i) a change in the scope of consolidation of the Resolution Group, which now includes new companies; and (ii) a modification in the calculation of capital consumption due to equity risk; changes that have led to a reduction in the risk-weighted assets of the Resolution Group.

According to our estimates, the Resolution Group complies with the new MREL requirement and the subordination requirement. Future requirements are subject to ongoing review by the resolution authority.

Boadilla del Monte, Madrid, 28 November 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: November 29, 2019	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer